July 5, 2006

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E., Stop 7010
Washington, D.C. 20549
Attention: Tia Jenkins

      Re: Hemcure, Inc. (the "Company")
          Form 10-QSB for Fiscal Quarter Ended December 31, 2005 Filed February 21, 2006 Form 10-QSB for Fiscal Quarter Ended March 31, 2006 Filed April 26, 2006 File No. 000-51543

Dear Ms. Jenkins:

      On behalf of Hemcure, Inc. (the "Company"), set forth below are the Company's responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filings set forth in the letter dated June 21, 2006. For your convenience, we have repeated each of the comments set forth in the Staff's letter and followed each comment with the Company's response.

Forms 10-QSB for the six months ended December 31, 2005 and the nine months ended March 31, 2006

2. Please revise your filings to include Disclosure Control Procedures as required by Item 307 and 308 of Regulation S-B. In addition please include the officer certifications as required by Rule 13a-14(a)/15d-14(a). Please refer to the guidance in Item 601 of Regulation S-B.

Response:

      The Company notes the Staff's comment and has amended the Form 10-QSB for the six months ended December 31, 2005, and the Form 10-QSB for the nine months ended March 31, 2006. Please note that the required Disclosure Control Procedures and officer certifications have been added to the attached amended Form 10-QSB.

                                             Sincerely,

                                             Bartly J. Loethen
                                             President & Chief Executive Officer